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SEC 05044156 OMMISSION

SEC FILE NUMBER
8-52854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __October 1, 2004__ AND ENDING __September 30, 2005__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fenimore Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 North Grand Street, PO Box 399
(No. and Street)

RECEIVED
NOV 21 2005
185

Cobleskill   NY   12043
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Bucci   (518) 234-4393
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM

OATH OR AFFIRMATION

I, _____Joseph A. Bucci_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Fenimore Securities, Inc._____, as of _____September 30_____, 20_05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Secretary/Treasurer
_____
Title

_____Kathy Lynn Davis_____
Notary Public

KATHY LYNN DAVIS
Notary Public, State of New York
Qualified in Schoharie County
Reg. No. 4989488
Commission Expires _7-16-06

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on the Internal Accounting Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fenimore Securities, Inc.
**Financial Statements and
Supplemental Schedules pursuant to
Rule 17a(5)(d) of the
Securities Exchange Act of 1934
September 30, 2005**



Fenimore Securities, Inc.
Index
September 30, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fenimore Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of
income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the
financial position of Fenimore Securities, Inc. (the "Company") at September 30, 2005, and the results
of its operations, the changes in stockholder's equity and its cash flows for the year then ended in
conformity with accounting principles generally accepted in the United States of America. These
financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We conducted our audit of these
statements in accordance with auditing standards generally accepted in the United States of America.
Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the
accounting principles used and significant estimates made by management and evaluating the overall
financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken
as a whole. The information contained in Schedules I and II is presented by management for purposes
of additional analysis and is not a required part of the basic financial statements, but is supplementary
information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has
been subjected to the auditing procedures applied in the audit of the basic financial statements and, in
our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as
a whole.

PricewaterhouseCoopers LLP

November 11, 2005

Fenimore Securities, Inc.
Statement of Financial Condition
September 30, 2005

Assets

Cash	$	78,479
Accounts receivable		4,707
Prepaid expenses		98
Total assets	$	83,284

Liabilities and Stockholder's Equity

Accrued expenses	$	43,907
Due to Fenimore Asset Management, Inc.		1,515
Total liabilities		45,422
Stockholder's equity		
Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding		37,000
Retained earnings		862
Total stockholder's equity		37,862
Total liabilities and stockholder's equity	$	83,284

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.
Statement of Income
Year Ended September 30, 2005

Income

Shareholder servicing and distribution fees (Note 3)	$	94,030
Interest income		55
Total income		94,085

Operating expenses

Distribution fees (Note 3)		93,749
NASD/Blue Sky fees		27,344
Professional services		19,676
Other expenses		1,354
Franchise taxes		100
Total operating expenses		142,223
Less expense reimbursements (Note 3)		(48,193)
Net income	$	55

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2005

	Capital Stock		Retained Earnings		Total Stockholder's Equity	
Balance, beginning	$	37,000	$	807	$	37,807
Net income				55		55
Balance, ending	$	37,000	$	862	$	37,862

The accompanying notes are an integral part of these financial statements

Fenimore Securities, Inc.
Statement of Cash Flows
Year Ended September 30, 2005

Cash flows from operating activities		
Net income	$	55
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in assets		
Accounts receivable		(1,941)
Prepaid expenses		603
Increase/(decrease) in liabilities		
Due to Fenimore Asset Management, Inc.		(2,996)
Accrued expenses		17,556
Net cash provided by operating activities		13,277
Net increase in cash		13,277
Cash		
Beginning of year		65,202
End of year	$	78,479

The accompanying notes are an integral part of these financial statements

1. **Nature of Business and Significant Accounting Policies**

   Nature of business
   Fenimore Securities, Inc. (the "Company") is a broker-dealer whose sole business is the distribution of shares of registered open end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

   Significant Accounting Policies
   A summary of significant accounting policies follows:

   Cash
   The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

   Income and Expense Recognition
   Interest income and shareholder servicing and distribution fees are accrued as earned. Expenses are accrued as incurred.

   Accounting Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

2. **Net Capital Requirement**

   The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2005 and as more fully described in Schedule I, the Company had net capital of $33,057 which was $8,057 in excess of its required net capital of $25,000. The Company's net capital ratio was 1.37 to 1.

3. **Distribution Agreement and Related Parties**

   The Company entered into a Distribution Agreement with Fenimore Asset Management Trust (the "Trust"), an affiliated company (the Company's stockholder is a trustee of the Trust). According to the Distribution Agreement the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the Shares of the Trust. On July 1, 2003, the Trust, on behalf of the Advisory Class Shares (the "Shares") of each of its two separate series, the FAM Value Fund and the FAM Equity-Income Fund (the "Funds"), adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") as described in its current prospectus. Under the Plan the Funds pay the Company a total of 1.00% per annum, being 0.75% distribution and 0.25% shareholder servicing fees, of the Shares' average daily net assets in each of the Funds. These fees are calculated daily and paid by the Funds to the Company monthly.

On a quarterly basis the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Shares up to 1.00% of the average net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2005 the Company received $94,030 from the Funds under the Plan, and incurred $93,749 for dealers' distribution costs.

The Company entered into the Administrative Service Agreement (the "Service Agreement") with FAM Shareholder Services, Inc., an affiliated company whose shareholder is also the stockholder of the Company. The Service Agreement stipulates that FAM Shareholder Services, Inc. provide the services of its employees in the conduct of the Company's business, office space and facilities for the Company, prepare and maintain books and records for the Company, and compile information for reports to and filings with government agencies. The Company is not charged for any costs related to these services and therefore these expenses are not reflected in the Company's statement of income. The Service Agreement is terminable on 60 days written notice by either party.

The Company entered into an Expense Reimbursement Agreement (the "Reimbursement Agreement") with Fenimore Asset Management, Inc. (the "Investment Manager"), an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all its expenses which are not covered by FAM Shareholders Services, Inc. under the Service Agreement described in the previous paragraph. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's Investment Management Agreement or the Distribution Agreement. During the year ended September 30, 2005 the Investment Manager reimbursed the Company $48,193.

4.   **Contingencies and Commitments**

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

Fenimore Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended September 30, 2005   Schedule I

Total stockholder's equity from statement of financial condition	$ 37,862
Deductions	
Nonallowable assets	
Accounts receivable	(4,707)
Prepaid expenses	(98)
Net capital	$ 33,057
Aggregate indebtedness	
Accrued expenses and other liabilities	$ 45,422
Total aggregate indebtedness	$ 45,422
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6-2/3% of	
aggregate indebtedness)	$ 25,000
Excess net capital	$ 8,057
Ratio of aggregate indebtedness to net capital	1.37 to 1

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with the National Association of Securities Dealers, Inc.

For the year ended September 30, 2005 the distribution transactions of the Company have been limited to the sale and redemption of redeemable securities of registered open end investment companies, and the Company is therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)(i)).



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Stockholder of
Fenimore Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Fenimore Securities, Inc. (the "Company") for the year ended September 30, 2005, we considered its
internal control, including control activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
    3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
    recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
    Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
    securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgements by management are required to assess the expected benefits and related costs
of control and of the practices and procedures referred to in the preceding paragraph, and to assess

1

PRICEWATERHOUSECOOPERS 🅿

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessary disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 11, 2005